400 Howard Street San Francisco, CA 94105 1-800-iShares (1-800-474 -2737) www.iShares.com

January 5, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Woody

Re:	iShares® Silver Trust - Annual Report on Form 10-K for the Year Ended December 31, 2010
File No. 001-32863

Dear Mr. Woody:

Reference is hereby made to your letter dated December 22, 2011, pursuant to which the staff of the Division of Corporation Finance provided comments to the Annual Report on Form 10-K for the year ended December 31, 2010 filed by the iShares® Silver Trust (the “Trust”) on February 25, 2011. Set forth below are the responses to those comments. For your convenience, the text of each comment is reproduced in italics before our response.

Form 10-K

General

1.	In future Exchange Act periodic reports, please disclose your Authorized Participants.

The Trust will include in Item 1 (Business) of future Annual Reports on Form 10-K a list of the entities having the status of Authorized Participants as of the date of the filing.

Financial Statements

Income Statements

2.	Please tell us and disclose your accounting policy for recording market value reserves and their subsequent recovery. Within your response, please ensure that you tell us how your policy complies with ASC 330.

As indicated in MD&A section of the filing, and reiterated in note 2B to the financial statements of the Trust, the accounting policy of the registrant is (i) to record a “market value reserve” whenever the market value of the silver owned by the Trust (as measured by the London Fix) is lower than its cost, and (ii) to reverse the “market value reserve” and record a “market value recovery” whenever the London Fix rises again above the average cost of the silver owned by the Trust. For income statement purposes, market value reserves are treated as expenses, and market value recoveries are included in income. The registrant believes this treatment is consistent with ASC 330 which requires the recognition of a loss whenever there is evidence that “the utility of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes” (emphasis added).

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As requested, the Trust hereby acknowledges as follows:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned the undersigned at (415) 670-4663 or Andrew Josef at (415) 670-2059, should you have any further questions.

Sincerely,

BlackRock Asset Management International Inc.,

in its capacity as the sponsor of the Trust

By:	/s/ Jack Gee
Name:	Jack Gee
Title:	Managing Director